Exhibit 99.3

SELECTED FINANCIAL DATA

The following table sets forth selected financial data for the last five years.

	2000	1999	1998	1997	1996
	(in Thousands Except Per Share Data)				
Net interest income	$ 718,512	$ 676,702	$ 604,160	$ 558,508	$ 503,881
Provision for loan losses	65,578	35,201	39,995	33,220	26,102
Net income	241,623	228,968	191,213	172,673	151,521
Per share data:					
Basic earnings	$ 1.91	$ 1.84	$ 1.55	$ 1.41	$ 1.25
Diluted earnings	1.90	1.82	1.52	1.38	1.23
Cash dividends declared	.88	.80	.70	.63	.57
Balance sheet:					
Average total equity	$ 1,353,387	$ 1,253,070	$ 1,186,271	$ 1,051,997	$ 948,017
Average assets	19,800,819	18,365,158	15,988,646	14,728,533	13,388,025
Period-end FHLB and other borrowings and guaranteed preferred beneficial interests	2,585,185	2,608,223	2,064,220	1,436,333	736,212
Period-end total equity	1,510,004	1,254,929	1,248,676	1,113,984	989,857
Period-end assets	20,877,160	19,152,848	17,940,640	15,370,950	14,086,115

Loans

The Loan Portfolio table presents the classifications of loans by major category at December 31, 2000, and for each of the preceding four years. The second table presents maturities of certain loan classifications at December 31, 2000, and an analysis of the rate structure for such loans with maturities greater than one year.

Loan Portfolio

	December 31									
	2000		1999		1998		1997		1996	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
					(in Thousands)					
Commercial loans										
Commercial, financial and agricultural	$ 4,056,090	33.1%	$ 3,585,432	31.0%	$ 3,190,708	30.3%	$2,451,378	24.9%	$2,019,972	22.8%
Real estate — construction	2,291,580	18.7	1,872,703	16.2	1,309,141	12.4	871,803	8.8	701,390	7.9
Commercial real estate — mortgage	2,140,270	17.5	1,877,619	16.2	1,474,267	14.0	1,254,865	12.7	1,189,798	13.4
Total commercial loans	8,487,940	69.3	7,335,754	63.4	5,974,116	56.7	4,578,046	46.4	3,911,160	44.1
Consumer loans										
Residential real estate — mortgage	2,132,053	17.4	2,592,370	22.4	2,681,660	25.4	3,210,939	32.5	3,147,646	35.6
Consumer installment	1,638,761	13.3	1,630,554	14.2	1,883,064	17.9	2,079,784	21.1	1,792,143	20.3
Total consumer loans	3,770,814	30.7	4,222,924	36.6	4,564,724	43.3	5,290,723	53.6	4,939,789	55.9
	12,258,754	100.0%	11,558,678	100.0%	10,538,840	100.0%	9,868,769	100.0%	8,850,949	100.0%
Less:										
Allowance for loan losses	167,288		151,211		141,609		139,234		134,288	
Net loans	$12,091,466		$11,407,467		$10,397,231		$9,729,535		$8,716,661	

Selected Loan Maturity and Interest Rate Sensitivity

	Maturity				Rate Structure For Loans Maturing Over One Year	
	One Year or Less	Over One Year Through Five Years	Over Five Years	Total	Predetermined Interest Rate	Floating or Adjustable Rate
			(in Thousands)			
Commercial, financial and agricultural	$1,941,312	$1,669,256	$445,522	$4,056,090	$1,097,519	$1,017,259
Real estate — construction	1,235,701	1,017,910	37,969	2,291,580	318,322	737,557
	$3,177,013	$2,687,166	$483,491	$6,347,670	$1,415,841	$1,754,816

Investment Securities

The following table reflects the carrying amount of the investment securities portfolio at the end of each of the last three years.

Investment Securities and Investment Securities Available for Sale

	December 31		
	2000	1999	1998
	(in Thousands)		
Investment securities:			
U.S. Treasury	$ —	$ 4,997	$ 18,707
U.S. Government agencies and corporations	61,738	51,754	62,840
Mortgage-backed pass-through securities	88,241	127,788	188,850
Collateralized mortgage obligations:			
Agency	195,296	215,470	317,404
Non-agency	1,007,278	1,081,960	1,291,089
States and political subdivisions	79,871	76,180	89,464
Corporate bonds	—	1,675	4,970
Other	2,265	805	830
	1,434,689	1,560,629	1,974,154
Investment securities available for sale:			
U.S. Treasury	148,514	147,207	146,826
U.S. Government agencies and corporations	204,820	144,711	136,252
Mortgage-backed pass-through securities	421,494	384,599	279,195
Collateralized mortgage obligations:			
Agency	831,956	908,465	918,532
Non-agency	2,926,862	2,054,152	1,924,564
States and political subdivisions	114,541	107,104	40,984
Asset-backed securities and corporate bonds	262,842	485,692	113,073
Other	189,180	175,311	111,565
	5,100,209	4,407,241	3,670,991
Net unrealized gain (loss)	(25,390)	(149,393)	18,359
	5,074,819	4,257,848	3,689,350
Total	$6,509,508	$5,818,477	$5,663,504

49

Investment Securities and Investment Securities Available for Sale Maturity Schedule

	Maturing							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in Thousands)							
Investment securities:								
U.S. Government agencies and corporations	$ 57	8.83%	$ 22,625	5.95%	$ 38,987	6.33%	$ 69	7.57%
Mortgage-backed pass-through securities	16,985	5.72	55,079	7.52	6,123	6.75	10,054	6.75
Collateralized mortgage obligations	12,947	6.54	319,067	6.73	716,992	6.71	153,568	7.28
States and political subdivisions	7,917	8.95	36,944	8.41	19,368	9.42	15,642	11.95
Other	25	8.00	750	7.04	—	—	1,490	8.60
	37,931	6.68	434,465	6.93	781,470	6.75	180,823	7.67
Investment securities available for sale — amortized cost:								
U.S. Treasury	38,495	6.32	104,903	5.39	2,977	5.80	2,139	5.03
U.S. Government agencies and corporations	1,715	6.35	117,515	7.00	41,771	6.25	43,819	6.67
Mortgage-backed pass-through securities	811	6.56	176,223	6.59	195,470	6.36	48,990	6.74
Collateralized mortgage obligations	117,436	6.63	2,366,458	6.98	873,886	7.05	401,038	6.72
States and political subdivisions	2,929	7.43	27,958	7.48	22,832	7.52	60,822	7.30
Asset-backed securities and corporate bonds	262,842	7.17	—	—	—	—	—	—
Other	180,916	6.60	8,264	9.50	—	—	—	—
	605,144	6.84	2,801,321	6.91	1,136,936	6.91	556,808	6.77
Total	$643,075	6.83	$3,235,786	6.91	$1,918,406	6.84	$737,631	6.99

Trading Account Securities and Other Earning Assets

The following table details the composition of the Company's trading account at December 31, 2000, 1999 and 1998.

Trading Account Composition

	December 31		
	2000	1999	1998
	(in Thousands)		
U.S. Treasury and Government agency	$ 5,076	$12,987	$ 44,605
States and political subdivisions	2,091	12,827	20,400
Mortgage-backed pass-through securities	8,621	18,926	50,379
Other debt securities	133	—	3,000
Collateralized mortgage obligations	275	5,848	8,750
Interest rate floors and caps	1,015	117	537
	$17,211	$50,705	$127,671

Deposits and Borrowed Funds

The following table summarizes the maturities of certificates of deposit of $100,000 or more and other time deposits of $100,000 or more outstanding at December 31, 2000.

Maturities of Time Deposits

	Certificates of Deposit Over $100,000	Other Time Deposits Over $100,000	Total
	(in Thousands)		
Three months or less	$ 898,707	$40,587	$ 939,294
Over three through six months	352,810	—	352,810
Over six through twelve months	377,236	500	377,736
Over twelve months	390,928	—	390,928
	$2,019,681	$41,087	$2,060,768

51

The Short-Term Borrowings table below presents the distribution of the Company's short-term borrowed funds and the weighted average interest rates thereon at the end of each of the last three years. Also provided are the maximum outstanding amounts of borrowings, the average amounts of borrowings and the average interest rates at year end for the last three years.

Short-Term Borrowings

	Year Ended December 31				
	Maximum Outstanding At Any Month End	Average Balance	Average Interest Rate	Ending Balance	Average Interest Rate At Year End
	(in Thousands)				
2000					
Federal funds purchased	**$1,475,095**	**$ 955,210**	**6.36%**	**$1,097,171**	**5.95%**
Securities sold under agreements to repurchase	**613,465**	**457,593**	**6.15**	**514,734**	**5.95**
Short sales	**19,018**	**9,961**	**5.91**	**3,289**	**4.54**
Commercial paper	**114,616**	**94,044**	**5.87**	**85,326**	**6.07**
Other short-term borrowings	**336,342**	**103,849**	**5.30**	**74,656**	**5.23**
	$2,558,536	**$1,620,657**		**$1,775,176**	
1999					
Federal funds purchased	$1,402,025	$ 946,607	4.95%	$1,040,505	4.06%
Securities sold under agreements to repurchase	602,303	392,270	4.55	332,825	3.95
Short sales	31,958	18,783	5.33	19,821	4.07
Commercial paper	112,785	96,017	4.57	83,622	5.00
Other short-term borrowings	174,832	63,989	5.67	71,419	5.81
	$2,323,903	$1,517,666		$1,548,192	
1998					
Federal funds purchased	$1,696,945	$ 951,267	5.26%	$1,447,495	4.67%
Securities sold under agreements to repurchase	449,433	257,499	4.91	306,800	4.30
Short sales	41,590	28,362	5.39	21,547	4.39
Commercial paper	108,627	76,732	5.14	79,456	4.74
Other short-term borrowings	114,003	67,030	5.61	58,846	4.48
	$2,410,598	$1,380,890		$1,914,144	

52

Interest Rate Sensitivity Management

The estimated impact on the Company's net interest income sensitivity over a one-year time horizon at December 31, 2000 is shown below along with comparable prior year information. Such analysis assumes an immediate and sustained parallel shift in interest rates, a static balance sheet and the Company's estimate of how interest-bearing transaction accounts will reprice in each scenario.

	Principal Amount of Earning	Percentage Increase (Decrease) in Interest Income/Expense Given Immediate and Sustained Parallel Interest Rate Shifts	
	Assets, Interest Bearing Liabilities	Down 100 Basis Points	Up 100 Basis Points
	(in Thousands)		
December 31, 2000[a]:			
Assets which reprice in:			
One year or less	$ 6,871,176	(8.77)%	8.55%
Over one year	11,232,479	(3.45)	2.16
	$18,103,655	(5.65)	4.81
Liabilities which reprice in:			
One year or less	$11,205,416	(14.32)	13.24
Over one year	4,020,436	(2.64)	3.23
	$15,225,852	(10.49)	9.96
Total net interest income sensitivity		(0.26)	(0.94)
December 31, 1999[a]:			
Assets which reprice in:			
One year or less	$ 6,628,598	(7.66)%	7.73%
Over one year	10,256,467	(1.74)	1.70
	$16,885,065	(4.19)	4.19
Liabilities which reprice in:			
One year or less	$10,816,883	(14.75)	16.35
Over one year	3,601,367	(3.22)	3.85
	$14,418,250	(11.10)	12.39
Total net interest income sensitivity		2.92	(4.25)

[a] Amounts have not been restated for the First Tier merger.

Capital Resources

Return on Equity and Assets

	December 31		
	2000	**1999**	**1998**
Return on average assets	**1.22%**	1.25%	1.20%
Return on average common equity	**17.85**	18.28	16.31
Dividend payout ratio	**43.88**	42.09	42.35
Average common shareholders' equity to average assets ratio	**6.84**	6.76	7.23

The following table shows the calculation of capital ratios for the Company for the last two years.

	Capital Ratios December 31	
	2000	**1999**
	(in Thousands)	
Risk-based capital:		
Tier I Capital	**$ 1,392,402**	$ 1,237,380
Tangible Tier I Capital	**1,379,273**	1,222,741
Total Qualifying Capital	**1,879,401**	1,746,169
Assets:		
Net risk-adjusted assets	**$16,719,238**	$15,203,273
Adjusted quarterly average assets	**20,178,471**	18,875,556
Adjusted tangible quarterly average assets	**20,165,342**	18,860,917
Ratios:		
Tier I Capital	**8.33%**	8.14%
Total Qualifying Capital	**11.24**	11.49
Leverage	**6.90**	6.56
Tangible leverage	**6.84**	6.48

The following table presents certain interest rates without modification for tax equivalency. The table on pages 55 and 56 contains these same percentages on a taxable equivalent basis. Tax-exempt earning assets continue to make up a smaller percentage of total earning assets. As a result, the difference between these interest rates with and without modification for tax equivalency continues to narrow.

	December 31		
	2000	**1999**	**1998**
Rate earned on interest earning assets	**8.26%**	7.76%	8.06%
Rate paid on interest bearing liabilities	**5.17**	4.47	4.68
Interest rate spread	**3.09**	3.29	3.38
Net yield on earning assets	**3.92**	3.99	4.13

54

Consolidated Average Balance Sheets and Rate/Volume Variances

Taxable Equivalent Basis

| | Year Ended December 31 | | | | | |
| | 2000 | | | 1999 | | |
YIELD/RATE ANALYSIS	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets						
Earning assets:						
Loans, net of unearned income*	$12,112,471	$1,101,110	9.09%	$10,835,016	$ 918,907	8.48%
Investment securities available for sale	4,598,223	303,590	6.60	4,259,896	276,460	6.49
Investment securities:						
Taxable	1,424,535	100,495	7.05	1,634,457	110,808	6.78
Tax-exempt	80,512	7,078	8.79	79,660	6,766	8.49
Trading account securities	30,285	2,122	7.01	70,248	4,384	6.24
Federal funds sold and securities purchased under agreements to resell	91,837	6,145	6.69	98,963	4,955	5.01
Total earning assets	18,337,863	1,520,540	8.29	16,978,240	1,322,280	7.79
Allowance for loan losses	(157,924)			(145,573)		
Unrealized gain (loss) on investment securities available for sale	(148,454)			(54,333)		
Cash and due from banks	674,566			671,938		
Other assets	1,094,768			914,886		
Total assets	$19,800,819			$18,365,158		
Liabilities and Shareholders' Equity						
Interest bearing liabilities:						
Interest bearing demand deposits	$ 182,111	3,298	1.81	$ 284,150	4,272	1.50
Savings deposits	6,024,014	229,854	3.82	5,723,698	198,038	3.46
Certificates of deposit less than $100,000 and other time deposits	3,424,563	200,543	5.86	2,946,376	154,578	5.25
Certificates of deposit of $100,000 or more	1,784,188	109,647	6.15	1,609,801	86,014	5.34
Total interest bearing deposits	11,414,876	543,342	4.76	10,564,025	442,902	4.19
Federal funds purchased	955,210	60,754	6.36	946,607	46,818	4.95
Securities sold under agreement to repurchase	457,593	28,142	6.15	392,270	17,863	4.55
Other short-term borrowings	207,854	11,609	5.59	178,789	9,020	5.05
FHLB and other borrowings	2,375,523	153,210	6.45	2,250,800	123,934	5.51
Total interest bearing liabilities	15,411,056	797,057	5.17	14,332,491	640,537	4.47
Net interest income/net interest spread		723,483	3.12%		681,743	3.32%
Noninterest bearing demand deposits	2,889,724			2,630,747		
Accrued expenses and other liabilities	146,652			148,850		
Shareholders' equity	1,353,387			1,253,070		
Total liabilities and shareholders' equity	$19,800,819			$18,365,158		
Net yield on earning assets			3.95%			4.02%
Taxable equivalent adjustment:						
Loans		201			391	
Investment securities available for sale		2,457			2,297	
Investment securities		2,259			2,281	
Trading account securities		54			72	
Total taxable equivalent adjustment		4,971			5,041	
Net interest income		$ 718,512			$ 676,702	

	Year Ended December 31			Change in Interest Income/Expense Attributable to					
	1998			**2000**			**1999**		
YIELD/RATE ANALYSIS	**Average Balance**	**Income/ Expense**	**Yield/ Rate**	**Volume**	**Rate**	**Mix**	**Volume**	**Rate**	**Mix**
Assets									
Earning assets:									
Loans, net of unearned income*	$10,088,891	$ 881,201	8.73%	**$108,328**	**$ 66,094**	**$7,781**	$ 65,137	$(25,222)	$(2,209)
Investment securities available for sale	2,880,942	187,779	6.52	**21,957**	**4,686**	**487**	89,908	(864)	(363)
Investment securities:									
Taxable	1,336,645	93,084	6.96	**(14,233)**	**4,413**	**(493)**	20,728	(2,406)	(598)
Tax-exempt	100,212	8,691	8.67	**72**	**239**	**1**	(1,782)	(180)	37
Trading account securities	94,674	5,939	6.27	**(2,494)**	**541**	**(309)**	(1,532)	(28)	5
Federal funds sold and securities purchased under agreements to resell	141,159	7,768	5.50	**(357)**	**1,663**	**(116)**	(2,321)	(692)	200
Total earning assets	14,642,523	1,184,462	8.09	**113,273**	**77,636**	**7,351**	170,138	(29,392)	(2,928)
Allowance for loan losses	(138,080)								
Unrealized gain (loss) on investment securities available for sale	12,373								
Cash and due from banks	669,134								
Other assets	802,696								
Total assets	$15,988,646								
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Interest bearing demand deposits	$ 584,299	13,223	2.26	**(1,531)**	**881**	**(324)**	(6,783)	(4,441)	2,273
Savings deposits	4,611,810	168,545	3.65	**10,391**	**20,605**	**820**	40,584	(8,762)	(2,329)
Certificates of deposit less than $100,000 and other time deposits	2,941,277	164,019	5.58	**25,105**	**17,973**	**2,887**	285	(9,706)	(20)
Certificates of deposit of $100,000 or more	1,234,105	70,088	5.68	**9,312**	**13,039**	**1,282**	21,340	(4,196)	(1,218)
Total interest bearing deposits	9,371,491	415,875	4.44	**43,277**	**52,498**	**4,665**	55,426	(27,105)	(1,294)
Federal funds purchased	951,267	50,080	5.26	**426**	**13,347**	**163**	(245)	(2,949)	(68)
Securities sold under agreement to repurchase	257,499	12,649	4.91	**2,972**	**6,276**	**1,031**	6,617	(927)	(476)
Other short-term borrowings	172,124	9,234	5.36	**1,468**	**965**	**156**	357	(534)	(37)
FHLB and other borrowings	1,549,294	87,961	5.68	**6,872**	**21,158**	**1,246**	39,846	(2,634)	(1,239)
Total interest bearing liabilities	12,301,675	575,799	4.68	**55,015**	**94,244**	**7,261**	102,001	(34,149)	(3,114)
Net interest income/net interest spread		608,663	3.41%	**$ 58,258**	**$(16,608)**	**$ 90**	$ 68,137	$ 4,757	$ 186
Noninterest bearing demand deposits	2,354,845								
Accrued expenses and other liabilities	145,855								
Shareholders' equity	1,186,271								
Total liabilities and shareholders' equity	$15,988,646								
Net yield on earning assets			4.16%						
Taxable equivalent adjustment:									
Loans		509							
Investment securities available for sale		865							
Investment securities		3,044							
Trading account securities		85							
Total taxable equivalent adjustment		4,503							
Net interest income		$ 604,160							

Provision for Loan Losses, Net Charge-Offs and Allowance for Loan Losses

The following table sets forth information with respect to the Company's loans and the allowance for loan losses for the last five years.

Summary of Loan Loss Experience

	2000	1999	1998	1997	1996
			(in Thousands)		
Average loans, net of unearned income, outstanding during the year	$12,112,471	$10,835,016	$10,088,891	$9,368,566	$8,297,160
Allowance for loan losses, Beginning of year	$ 151,211	$ 141,609	$ 139,234	$ 134,288	$ 124,620
Charge-offs:					
Commercial, financial and agricultural	31,220	11,438	10,139	7,388	6,893
Real estate — construction	140	161	143	66	94
Real estate — mortgage:					
Residential	1,486	774	839	1,232	1,382
Commercial	196	247	629	1,227	584
Consumer installment	36,151	27,820	31,915	26,724	22,291
Total	69,193	40,440	43,665	36,637	31,244
Recoveries:					
Commercial, financial and agricultural	4,227	4,534	2,364	1,876	2,077
Real estate — construction	5	4	302	184	229
Real estate — mortgage:					
Residential	164	118	230	229	387
Commercial	23	280	84	249	272
Consumer installment	7,713	6,122	6,277	5,547	4,672
Total	12,132	11,058	9,257	8,085	7,637
Net charge-offs	57,061	29,382	34,408	28,552	23,607
Provision charged to income	65,578	35,201	39,995	33,220	26,102
Allowance for assets Acquired (sold)	7,560	3,783	(3,212)	278	7,173
Allowance for loan losses, end Of year	$ 167,288	$ 151,211	$ 141,609	$ 139,234	$ 134,288
Net charge-offs to average Loans outstanding	.47%	.27%	.34%	.30%	.28%

57

Allocation of Allowance for Loan Losses

	December 31									
	2000		**1999**		**1998**		**1997**		**1996**	
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
					(in Thousands)					
Commercial, financial And agricultural	$ 67,953	33.1%	$ 63,257	31.0%	$ 49,862	30.3%	$ 40,505	24.8%	$ 35,678	22.8%
Real estate–										
Construction	26,587	18.7	18,562	16.2	13,535	12.4	10,278	8.8	10,063	7.9
Real estate–mortgage:										
Residential	5,561	17.4	3,233	22.4	12,769	25.4	18,707	32.5	20,987	35.6
Commercial	18,760	17.5	17,289	16.2	14,453	14.0	15,129	12.7	19,330	13.4
Consumer Installment	48,427	13.3	48,870	14.2	50,990	17.9	54,615	21.2	48,230	20.3
	$167,288	100.0%	$151,211	100.0%	$141,609	100.0%	$139,234	100.0%	$134,288	100.0%

Nonperforming Assets

The following table summarizes the Company's nonperforming assets for each of the last five years.

Nonperforming Assets

	December 31				
	2000	**1999**	**1998**	**1997**	**1996**
	(in Thousands)				
Nonacccrual loans	$ 86,168	$75,565	$49,263	$30,135	$21,822
Renegotiated loans	84	239	665	2,334	2,840
Total nonperforming loans	86,252	75,804	49,928	32,469	24,662
Other real estate	15,476	7,341	6,968	7,249	8,682
Total nonperforming assets	$101,728	$83,145	$56,896	$39,718	$33,344
Accruing loans 90 days or more past due	$ 19,884	$13,403	$ 8,987	$14,777	$ 9,919
Total nonperforming loans as A percentage of loans	.70%	.66%	.47%	.33%	.28%
Total nonperforming assets as A percentage of loans and ORE	.83	.72	.54	.40	.38
Loans 90 days or more past due as A percentage of loans	.16	.12	.09	.15	.11

Details of nonaccrual loans at December 31, 2000 and 1999 appear below:

	2000	1999
	(in Thousands)	
Principal balance	$86,168	$75,565
Interest that would have been recorded under original terms	10,242	8,346
Interest actually recorded	2,589	3,519